F r a s e r a n d C o m p a n y

Barristers and Solicitors

March 16, 2005

VIA EDGAR AND COURIER

Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549-0405

Attention: John Reynolds, Assistant Director

Office of Emerging Growth Companies

Dear Sirs/Mesdames:

Re: Thrifty Printing, Inc.
Amendment No. 1 to Form SB-2 Registration Statement
File No. 333-122005

Further to your letter dated February 8, 2005, enclosed please find three clean copies and three blacklined copies (hard copies), filed with you, by courier. Also please find enclosed a red-tagged copy (which includes page numbers) and a clean copy (which also includes page numbers) filed with you, by Edgar, of Amendment No. 1 to Form SB-2 Registration Statement, including Exhibits. The Company has incorporated your requested changes and the following are the Company's response using the same numbering system as in your February 8, 2005 letter:

General

1. The Company respectfully disagree that it is a blank check company as defined under Section (a)(2) of Rule 419. A blank check company is defined under Rule 419 of the Securities Act of 1933 as a company that:

(a) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

(b) is issuing "penny stock" as defined in Rule 3a51-1 under the Securities and Exchange Act of 1934.

A development stage company is defined in Rule 1-20(h) of Regulation S-X as a company that is devoting substantially all of its efforts to establish a new business in which planned principal operations have not commenced, or have commenced but there has been no significant revenue therefrom.

The Securities Act Release No. 33-6932 provides under "Scope of Rule 419" that:

"Rule 419 does not apply to offerings by small businesses other than blank check companies such as investments in limited partnerships or other direct participation programs (sometimes called "blind pools") where a detailed plan business is developed, but specifically where investment properties are unidentified (e.g. a real estate limited partnership formed to invest in apartment buildings that have not yet been selected). Likewise, starting up companies with specific business plans are not subject to Rule 419 even if operations have not commenced at the time of the offering." (bolded by us)

The Securities Act Release No. 33-6932 further clarifies that:

"In the proposing release, comment was solicited as to whether or not the definition of 'blank check company' should include companies that do not have a specific percentage of offering proceedings committed to a specific business plan or purpose or an identified acquisition. While the Commission has determined not to adopt a specific percentage test at this time, it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific plan in an effort to avoid the application of Rule 419." (bolded by us)

The Company is a development stage company under Rule 1-20(h) of Regulation S-X. It does have a specific business plan or purpose, namely to provide primarily digital photography photofinishing through its website. Since its incorporation in January 2004, the Company has taken active steps to implement its business plan. The Company has completed the establishment of its website which is hosted by Instaspace Technologies, a UK company, and accessible by customers. The Company registered its internet domain name Myphotolab.us with its .us registrar. The Company has entered into an agreement with GL Photo Processing Corp. for the photofinishing of the photographs submitted by its customers. The Company has entered into three dealer agreements with corner stores in Calgary, Alberta. As of February 28, the Company has a revenue of approximately $5,000. The Company plans to raise additional funds through a private placement or directors' loans within the next 12 months. Ms. Wu Pei Ru is a full-time employee of the Company. The Company further plans to promote its website and its business through internet advertisement by putting text link advertisement on Google and contact some internet media like dpreview.com. The Company will improve its website to make the program easier to use for the customers and the Company further plans to enter into dealer agreements with about 60 corner stores in the Calgary and San Francisco areas within the next 12 months.

In light of the foregoing, the Company respectfully disagree that it is a blank check company.

2. In December, the Company further issued 1.2 million shares of its common stock to Wu Yang and Wu Pei Ru, the directors and officers of the Company, at a price of $0.02 per shares. As of December 31, 2004, the total number of shares offered by the selling shareholders under this Registration Statement is about 48%. All the selling shareholders are not affiliates of the Company. When these selling shareholders subscribed for the common shares in the private placement, each of them made representations to the Company that he/she was making the investment for his/her own account and not with a view to distribution of the securities, and that he/she would not sell, transfer or assign or otherwise dispose of the securities except in compliance with all applicable securities laws. In additional, the Company will not receive the proceeds from the sales of the securities by these selling shareholders. Accordingly, the Company respectfully disagree that the selling shareholders are conducting and offering by or on behalf of the Company. As a result, the Company has not revised its Registration Statement to disclose that all of its selling shareholders will conduct their offering at the fixed price for the duration of the offering. Wu Yang and Wu Pei Ru, the only two affiliates of the Company, are not selling their shares they subscribed for since the incorporation of the Company.

3. The statement that "the management has planned to seek additional capital through a public offering of its common stock" is not correct. As a matter of fact the Company plans to raise additional capital through a private placement or directors' loans. Note 1 is therefore revised accordingly.

4. The additional disclosure is provided throughout the prospectus accordingly. In addition, the Company deleted the phrase "or listed for trading or quoted on any other public market" since the Company only plans to apply for listing on the OTCBB.

Table of Contents

5. All capital letters referred to have been revised throughout the prospectus.

Prospectus Summary

6. It is reconciled and a brief description of operations is provided.

7. It is so included.

8. It is revised to indicate as of February 28 the Company has generated about $5,000 in revenue and the net loss is included.

9. It is provided that the Company has a plan to raise additional funds through a private placement or directors' loans.

10. It is revised accordingly.

Risk Factors

11. Risk factor one is revised accordingly. The year end is September 30 and is clarified throughout the prospectus.

12. Risk factors 2, 8, 10 and 21 are removed.

13. It is revised to discuss that the Company will have to raise additional funds.

14. Risk factor four is removed and combined with factor one.

15. It is specified that the website is located in UK. The possible difficulties for investors to enforce civil liabilities in China is also discussed.

16. The Company has currently an operational website.

17. It is so revised to discuss the Company's plan to raise additional capital and the dilutive effect that it could have upon shareholders.

18. As the Company issued 1.2 million shares in December to the directors and officers of the Company, they now own 52% of the issued and outstanding shares and they have control. The percentage figure is revised accordingly.

Offering

19. The reference to Regulation S is described.

20. It is revised accordingly.

Determination of Offering Price

21. It is so included.

Selling Stockholders

22. It is described accordingly.

Directors, Executive Officers, Promoters and Control Persons

23. It is revised accordingly. Please note that Wu Yang is currently a graduated student. He does not have any current positions with other companies and Wu Pei Ru spends 100% of her time with the Company.

24. It is discussed that there is no possible conflicts of interest.

25. It was described under the title "Family Relationships" that there are no family relationships among the Company's directors or officers.

Description of Property

26. It has been revised to provide that the Nevada office is for corresponding with the Company's auditors, legal advisers, resident agent and the Nevada State authorities and it is controlled by the Company's resident agent, Eh? Clerical Services Inc. in Nevada free of charge. The Company's business administration office is located in 12 Jiansu Rd., Shanghai, China. There is no other use of this office. GL Photo's address is not at 12 Jiansu Rd., Shanghai, China. The Company entered into a contract with GL Photo for GL Photo to provide the photofinishing services to the customers of the Company.

Description of Business

27. The description of business is revised and/or rewritten accordingly.

Our Current Business

28. It is revised throughout accordingly.

29. It is reconciled and revised accordingly.

30. It is described that the website is completed.

31. It is revised accordingly.

32. It is rewritten and revised.

33. It is removed as the Company is currently not capable to do this.

34. It is removed and rewritten.

35. It is removed and rewritten.

36. It is revised and rewritten, as the customers can now cancel an order.

37. It is disclosed that Paypal will assist the Company in customer payment process. A User Agreement for Paypal service is filed as an exhibit.

38. It is revised to clarify that the Company will charge $2.99 for shipping cost. GL Photo will perform the photofinishing and is located in Shanghai, China. It is also described that the Company will take orders from customers in US and Canada.

39. It is revised accordingly and clarified that the shipping cost is for $2.99 per shipment.

40. It is revised accordingly.

Additional Sources of Revenues

41. It is removed.

42. It is removed.

43. It is removed.

Marketing

44. It is removed and rewritten.

45. It is removed.

46. It is removed and rewritten.

47. It is removed and rewritten.

48. It is revised and rewritten.

49. It is so described and the agreement is filed as an exhibit.

50. It is described and the agreement is filed as an exhibit accordingly.

Competition

51. It is provided accordingly.

52. It is removed and rewritten.

53. It is removed as it is promotional.

Growth Strategy

54. It is revised accordingly.

Intellectual Property

55. It is described accordingly.

Government Regulations

56. It is revised accordingly.

Management's Discussion and Analysis and Plan of Operations

57. It is revised accordingly.

Plan of Operation

58. It is revised accordingly.

Cash Requirements

59. It is explained that the current cash on hand will be used to pay for the auditing fees and legal fees. Additional needed funds will be financed through a private placement or directors' loans.

Other Expenses

60. It is explained that $10,000 has been paid and the balance will be paid from the Company's cash resources currently available. The auditing expenses is also disclosed.

61. It is revised and moved to the third paragraph under "Management's Discussions and Analysis and Plan of Operations".

Executive Compensation

62. It is discussed that no compensation will be paid for the current year.

Reports to Securities Holders

63. It was disclosed in the first paragraph under "Reports to Security Holders".

Financial Statements

64. It is revised accordingly.

Notes to Financial Statements

Note 1. Nature and Continuance of Operations, page 39

65. It is disclosed that the Company's fiscal year-end is September 30.

Note2. Significant Accounting Policies

c) Foreign Currency Translation, page 40

66. Although the photofinishing process is provided by GL Photo Processing Corp. in China, the main business operations of the Company are in US and Canada. The Company is to provide photofinishing services through its website for customers in US and Canada. The corner stores which the Company has entered and will enter into dealer agreements with are in Alberta, Canada and San Francisco, USA. Also, the legal and accounting services that the Company receives are in Canada. Therefore, the Company's functional currency is the Canadian dollar.

General

67. The unaudited financial statements for the quarter ending December 31 is included.

Part II

Recent Sales of Unregistered Securities

68. It was described in the first paragraph under Item 26, "Recent Sales of Unregistered Securities".

69. It was electronically filed under Item 27, "Exhibits".

If you have any other questions, please do note hesitate to contact the undersigned. Please fax your further comments to the undersigned at (604) 669-5791.

Yours truly,
FRASER and COMPANY

Per: /s/ Ailin Wan

Ailin Wan

cw

encls.

Suite 1200-999 West Hastings Street, Vancouver, B.C. V6C 2W2
Tel: (604) 669-5244 Fax: (604) 669-5791 E-mail: wan@fraserlaw.com